Filed by: US Unwired Inc.

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: US Unwired Inc.

Commission File No: 000-22003


TO:    US Unwired Employees

FROM:  Robert Piper

DATE:  December 20, 2001

RE:    ACQUISITION OF INDEPENDENT WIRELESS ONE (IWO)

US Unwired is excited to announce that it has signed a definitive agreement to acquire Sprint affiliate, Independent Wireless One (IWO). Terms have been reached and announcements are forthcoming this morning.

IWO's affiliated properties include 6.1 million people and some great demographics, including:

 .  High population densities

 .  High median household incomes

 .  70 colleges and universities

 .  3800 highway miles

There are two maps attached illustrating IWO's strategic location relative to major Sprint markets like New York, Boston, Hartsford, and Buffalo. Their properties include Albany and Syracuse, New York, two of the largest affiliated areas with populations of 1,041,300 and 775,000 respectively.

The following is a chart illustrating some key metrics of IWO, USU and the combination:

                    POPS*           COVERED POPS*        SUBSCRIBERS*        QUARTERLY REVENUE*
                   -------         ---------------      --------------      --------------------
IWO                 6.1 MM              3.5 MM                  126,000           $32.2 MM
USU                 9.8 MM              6.7 MM                  236,000           $71.4 MM

TOTAL              15.9 MM             10.2 MM                  362,000          $103.6 MM

*As of September 30, 2001

In addition to the combining of very attractive market demographics, there will also be blending of seasoned management teams. Steve Nielsen, IWO's President and Chief Executive Officer, will join the US Unwired senior management team as Chief Operating Officer. Steve has 17 years of industry experience and formerly was a vice-president with Sprint in their finance department. Mike Bennett will fill the role of Senior Vice-President of Sales and Marketing and will retain all his current responsibilities as they pertain to US Unwired. One of the real benefits of this merger is the tremendous depth in senior management of the combined entity.

This is a wonderfully positive event for US Unwired and its commitment to growth. US Unwired has been around for a long time and expects to be around much longer. This transaction will, without question, strengthen us in the long-term and help keep US Unwired as a leader in the wireless industry.
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In connection with the proposed merger, US Unwired Inc. will file with the SEC a
Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY
READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about US Unwired
Inc. and IWO Holdings, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, US Unwired
Inc., 901 Lakeshore Drive, Lake Charles, LA, 70601, Phone: 337-310-3500, Fax:
337-310-3250.

US Unwired Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of shareholders of US Unwired Inc. in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of US Unwired Inc. filed with the SEC on March 26, 2001.

This communication is not an offer to purchase shares of IWO Holdings, Inc. nor is it an offer to sell shares of US Unwired Inc. common stock which may be issued in any proposed merger with IWO Holdings, Inc. Any issuance of US Unwired Inc. common stock in any proposed merger with IWO Holdings, Inc. would have to be registered under the Securities Act of 1933, as amended, and such US Unwired Inc. common stock would be offered only by means of a prospectus complying with the Act.

                [US MAP SHOWING COVERAGE OF US UNWIRED AND IWO]

                 [NORTHEASTERN US MAP SHOWING COVERAGE OF IWO]